SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 6)(1)

                              ENVIROKARE TECH, INC.

                                (Name of Issuer)

                          Common Stock, $.001 par value

                         (Title of Class of Securities)

                                   29404N-209
                                 (CUSIP Number)

                                 Robert Davidson
                              Envirokare Tech, Inc.
                          2470 Chandler Avenue, Suite 5
                             Las Vegas, Nevada 89120
                      Tel.: 702-262-1999 Fax: 702-262-1909

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 14, 2003

             (Date of Event which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

            Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                       (Continued on the following pages)
                                (Page 1 of Pages)

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(1)   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29404N-209                                                 Page 2 of 4

                                  SCHEDULE 13D

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1    NAME OF REPORTING PERSON                                       Steve Pappas
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON


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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
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3    SEC USE ONLY


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4    SOURCE OF FUNDS*                                                         OO


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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                |_|
     PURSUANT TO ITEMS 2(d) OR 2(e)


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6    CITIZENSHIP OR PLACE OF ORGANIZATION                                 U.S.A.


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               7    SOLE VOTING POWER                                  8,933,400


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER                                        0
   SHARES
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER                             8,933,400
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER                                   0


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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Common Stock                                                      6,158,400
     Warrants to acquire common stock                                  2,775,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    26.8%


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14   TYPE OF REPORTING PERSON*                                                IN


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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 29404N-209                                                 Page 3 of 4

Steve Pappas

      The Statement on Schedule 13D, dated March 14, 2001, initially filed by the undersigned, STEVE PAPPAS, as amended by Amendment No. 1, dated June 11, 2001, Amendment No. 2, dated November 9, 2001, Amendment No. 3, dated November 15, 2001, Amendment No. 4, dated April 3, 2002 and Amendment No. 5, dated June 27, 2002 (as so amended, the "Schedule 13D"), is hereby further amended by this Amendment No. 6, dated February 14, 2003, to reflect certain changes in the information previously filed by Mr. Pappas relating to the outstanding Common Stock, par value $.001 per share (the "Common Stock"), of Envirokare Tech, Inc. (the "Issuer"). Unless otherwise specified, all capitalized terms contained herein have the meanings assigned to them in the Schedule 13D.

      NOTE: The percentage ownership calculations in this Amendment No. 6 are based on 30,056,144 shares of the Issuer's Common Stock outstanding at February 6, 2003.

Item 2. Identity and Background

      Item 2(a) is hereby amended and restated to read in its entirety as follows:

      (a)   Name:

            This Statement is filed by Steve Pappas (the "Reporting Person"), as the direct beneficial owner of 8,683,400 shares of Common Stock of the Issuer and indirect beneficial owner of 250,000 shares of Common Stock of the Issuer owned by his wife, as to which the Reporting Person disclaims beneficial ownership.

Item 5. Interest in Securities of the Issuer

      Item 5(a), 5(b) and 5(c) are hereby amended and restated to read in their entirety as follows:

      (a) Aggregate number of securities       8,933,400 shares of Common Stock*
      Percentage of class of securities:       26.8 %

      * NOTE: Reporting Person has direct beneficial ownership of 5,908,400 shares of Common Stock and immediately exercisable warrants to purchase 2,775,000 shares of Common Stock. The Reporting Person has indirect beneficial ownership of 250,000 shares of Common Stock owned by his wife, as to which the Reporting Person disclaims beneficial ownership. This
      Schedule 13D does not include 6,200,000 shares of Common Stock and warrants to purchase 200,000 shares of the Issuer's Common Stock owned by adult children not residing with the Reporting Person. The Reporting Person disclaims beneficial ownership as to such securities.

CUSIP No. 29404N-209                                                 Page 4 of 4


      (b) Sole voting power:            8,933,400
          Shared voting power:                  0
          Sole dispositive power:       8,933,400
          Shared dispositive power:             0

      (c) On February 14, 2003, pursuant to two warrant amendment agreements between the Reporting Person and the issuer, currently outstanding warrants were amended to lower the exercise price and shorten the exercise period to the extent such warrants were exercised on or before February 14, 2003. The Reporting Person entered into such agreements as to (1) 150,000 warrants with an exercise price of $0.50 and an expiration date of June 15, 2003 and (2) 400,000 warrants with an exercise price of $0.50 and an expiration date of November 7, 2004. On February 14, 2003, the Reporting Person exercised the amended warrants to purchase an aggregate total of 550,000 shares of Common Stock of the Issuer for the amended exercise price of $0.15 per share, or an aggregate purchase price of $82,500. Also in connection with the warrant amendments, the Reporting Person was granted new warrants, exercisable over a two year period, for the same number of shares of Common Stock issued under such amended warrants, with exercise prices of $0.75 per share as to the 150,000 warrants and $0.65 per share as to the 400,000 warrants. The warrant amendment transactions were effected as private offerings exempt from registration under the Securities Act of 1933 pursuant to Rule 506 of Regulation D promulgated thereunder.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 14, 2003               /S/ Steve Pappas
                                      ----------------------------
                                      Steve Pappas

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U. S. C. 1001).